SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 1)*


                                 REMEDENT, INC.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                   75954T 10 4
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                                 (CUSIP Number)


                             Christopher A. Marlett
                            c/o MDB Capital Group LLC
                               401 Wilshire Blvd.
                                   Suite 1020
                         Santa Monica, California 90401
                            Telephone: (310) 526-5000
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            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)


                                  May 19, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 75954T 10 4                                          PAGE 2 OF 7 PAGES
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     CHRISTOPHER A. MARLETT
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b)  9
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3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          9


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               7    NUMBERED SHARES BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON WITH SOLE VOTING POWER
                    453,443 shares
               -----------------------------------------------------------------
  NUMBER OF    8    NUMBERED SHARES BENEFICIALLY OWNED BY EACH REPORTING
   SHARES           PERSON WITH SHARED VOTING POWER
BENEFICIALLY        788,615 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9    NUMBERED SHARES BENEFICIALLY OWNED BY EACH REPORTING
  REPORTING         PERSON WITH SOLE DISPOSITIVE POWER
   PERSON           453,443S shares
    WITH       -----------------------------------------------------------------
               10   NUMBERED SHARES BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON WITH SHARED DISPOSITIVE POWER
                    788,615 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,242,058
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.36%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO, IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------                          ---------------------------

CUSIP NO. 75854T 10 4                                          PAGE 3 OF 7 PAGES
---------------------------                          ---------------------------

ITEM 1.           SECURITIES AND ISSUER

         This statement relates to shares of Common Stock, $0.001 par value (the "Shares") of Remedent, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive office is Xavier De Cocklaan 42, 9831 Deurle, Belgium.

ITEM 2.           IDENTITY AND BACKGROUND

        This Schedule 13D is filed by Christopher A. Marlett with a business address at 401 Wilshire Blvd., Suite 1020, Santa Monica, CA 90401.

        Mr. Marlett is the founding partner and managing principal of MDB Capital Group LLC, which is also a shareholder of the Issuer. Mr. Marlett, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        Mr. Marlett, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

        Mr. Marlett is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Acquisition from Issuer

        On March 23, 2004 Christopher A. Marlett, as trustee for the Christopher
A. Marlett Living Trust (the "Trust"), loaned to the Issuer $100,000, as evidenced by a convertible promissory note (the "Note"). The source of funds was from the working capital of the Trust. The Note was convertible into 197,839 shares of the Issuer's common stock upon the completion of the Issuer's corporate restructuring that was effective June 3, 2005. On the same date, MDB Capital Group, LLC, an NASD registered Broker-Dealer controlled by Mr. Marlett ("MDB Capital"), acquired 111,286 shares of the Issuer's common stock and 111,286 common stock purchase warrants (the "Warrants") directly from the Issuer and on the same day Mr. Marlett acquired 100,155 shares of the Issuer's common stock and 100,155 Warrants indirectly from the Issuer by assignment from MDB Capital, in exchange for financial advisory services rendered to the issuer in connection with the Issuer's corporate restructuring pursuant to the Financial Advisory Agreement referred to in Item 4 below. The Warrants are exercisable on or after September 1, 2005, at $1.20 per share. Finally, on July 20, 2005, MDB Capital acquired additional Warrants directly from the Issuer to purchase 142,700 Units (each Unit consisting of one share of common stock and one common stock purchase Warrant exercisable at $1.75 per share)(the "Unit Warrants") and Mr. Marlett acquired 76,644 Unit warrants indirectly from the Issuer by assignment from MDB Capital. The Unit Warrants are exercisable immediately at $1.50 per Unit. The Unit Warrants were issued as part of MDB Capital's fees for services rendered in connection with a private placement of Units by the Issuer.

        Recent Transactions in Shares

        On April 3, 2006, MDB Capital acquired 168,688 shares on the OTCBB at $2.25 per share.

                                  SCHEDULE 13D

---------------------------                          ---------------------------

CUSIP NO. 75854T 10 4                                          PAGE 4 OF 7 PAGES
---------------------------                          ---------------------------

        On April 12, 2006, Mr. Marlett acquired 2,161 shares on the OTCBB at $2.75 per share.

        On May 9, 2006, Mr. Marlett sold 100,155 shares on the OTCBB at $2.50 per share, and on the same day, MDB Capital bought 111,955 shares at $2.50 per share.

        Funds used in the above transaction were corporate or personal funds.

ITEM 4.           PURPOSE OF THE TRANSACTION

        Mr. Marlett acquired the shares of the Issuer's common stock and the Warrants (described in Item 3 above) for investment purposes and in connection with certain financial and consulting services provided to the Issuer relating the Issuer's corporate restructuring. On September 23, 2003, the Issuer and MDB Capital entered into a financial advisory services agreement (the "Financial Advisory Agreement") wherein the Issuer engaged MDB Capital to advise the Issuer regarding the need for a corporate restructuring.

        Subject to ongoing evaluation, Mr. Marlett has no current plans or proposals which relate to or would result in any of the following, other than as discussed above:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except in the ordinary course based on regular investment decisions;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that Mr. Marlett, as a principal of MDB Capital, has recommended that the Issuer expand the number of independent members of the Issuer's Board of Directors;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

                  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                                  SCHEDULE 13D

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CUSIP NO. 75854T 10 4                                          PAGE 5 OF 7 PAGES
---------------------------                          ---------------------------

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

                  (j) Any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The following table sets forth the aggregate number and percentage of shares of the Issuer's common stock beneficially owned by the Reporting Persons herein:

      Reporting Person         Shares Beneficially Owned            Percentage
      ----------------         -------------------------            ----------
   Christopher A. Marlett            1,242,058(1)                    9.36%(2)

(1) Consists of 197,839 shares of common stock held by the Christopher A. Marlett Living Trust, 534,629 shares of common stock held by MDB Capital, 253,986 common stock purchase warrants held by MDB Capital, 78,805 shares of common stock held by Christopher A. Marlett and 176,799 common stock purchase warrants held by Christopher A. Marlett.

(2) Percentage calculation based on total number of outstanding shares of the Issuer's common stock as of January 31, 2006 which was reported as 12,764,112. Shares of common stock that are issuable upon exercise of outstanding warrants or options, to the extent exercisable within 60 days, have been treated as outstanding for purposes of calculating percentage ownership.

                  (b) For the Reporting Person under paragraph (a), the following table sets forth the number of shares of the Issuer's common stock as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct disposition:


                                                         Shared Power to        Sole Power of       Shared Power of
    Sole Reporting Person         Sole Power to Vote           Vote              Disposition          Disposition
    ---------------------         ------------------           ----              -----------          -----------
Christopher A. Marlett                 453,443               788,615               453,443              788,615



                                  SCHEDULE 13D

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CUSIP NO. 75854T 10 4                                          PAGE 6 OF 7 PAGES
---------------------------                          ---------------------------


Mr. Marlett is the principal owner of MDB Capital and, as such, shares the power to vote and to dispose of the shares of the Issuer's common stock beneficially owned by MDB Capital. The following information is the information required by
Item 2 above for MDB Capital:

                  Name:                          MDB Capital Group LLC

                  Place of Organization:         California

                  Principal Business:            Broker Dealer

                  Address of Principal Office:   401 Wilshire Blvd., Suite 1020,
                                                 Santa, Monica, CA  90401

                  (a) MDB Capital Group LLC, including any of its members, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (b) MDB Capital Group LLC, including any of its members, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

                  (c) For the information describing transactions in the Issuer's common stock within the last sixty (60) days, see Item 3 above.

                  (d) Not applicable.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Not applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

                  1.01     Letter Agreement dated September 22, 2003(A)

                  1.02     Convertible Promissory Note dated March 23, 2004(A)

A. Incorporated by reference to the Issuer's current Report on Form 10-KSB for the fiscal year ended March 31, 2005, filed on July 14, 2005.



                                             -----------------------------
                                                      SIGNATURE

                                  SCHEDULE 13D

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CUSIP NO. 75854T 10 4                                          PAGE 7 OF 7 PAGES
---------------------------                          ---------------------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   May 19, 2006                              /s/ Christopher A. Marlett
                                                   --------------------------
                                                   Christopher A. Marlett,
                                                   an individual